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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For The Month of May, 2006

                        Commission File Number 000-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                 (Translation of Registrant's Name Into English)


                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of Principle Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]   No [X]


 (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT
                IN CONNECTION WITH RULE 12g3-2(b) : 82-_______.)



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     BE Semiconductor Industries N.V. (the "Company") is furnishing a press release dated April 12, 2006 which announced its 2006 first quarter operating release date and conference call date. A copy of the press release is attached hereto as Exhibit 99.1.

     The Company is furnishing a press release dated April 19, 2006 which announced its 2006 first quarter results. A copy of the press release is attached hereto as Exhibit 99.2.

Exhibits

         99.1     Press Release dated April 12, 2006

         99.2     Press Release dated April 19, 2006
























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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       BE SEMICONDUCTOR INDUSTRIES N.V.


                                       By: /s/ Richard W. Blickman
                                           -------------------------------------
                                           Name:  Richard W. Blickman
                                           Title: President and Chief Executive
                                                  Officer
                                           Date:  May 23, 2006
































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